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                             October 28, 2021

       Say Leong Lim
       Chief Executive Officer
       GLOBALINK INVESTMENT INC.
       1180 Avenue of the Americas
       8 Floor
       New York, NY 10036

                                                        Re: GLOBALINK
INVESTMENT INC.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
20, 2021
                                                            CIK No. 0001888734

       Dear Mr. Lim:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Guillaume de Sampigny